UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13305

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.

401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Watson Pharmaceuticals, Inc.

401(k) Plan

Index to Financial Statements

and Supplemental Schedule

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of Watson Pharmaceuticals Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Irvine, CA

June 18, 2012

Watson Pharmaceuticals, Inc.

Statement of Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value
Participant directed investments	$269,790,474	$260,099,277

Total investments	269,790,474	260,099,277
Notes receivable from participants	7,014,188	6,743,977
Contributions receivable
Company	1,935,347	1,239,871
Participant	777,513	681,621
Dividend Receivable	77,405	—

Total contributions receivable	2,790,265	1,921,492

Net assets available for benefits, at fair value	279,594,927	268,764,746
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	351,060	—

Net assets available for benefits	$279,945,987	$268,764,746

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets
Investment income
Interest, dividend and other income	$3,221,859	$7,021,953
Net (depreciation) appreciation in fair value of investments	(5,177,545)	25,396,832

Total investment (loss) income	(1,955,686)	32,418,785

Interest income from notes receivable from participants	381,096	362,065
Contributions
Company	16,244,377	10,453,001
Participant	22,788,086	21,077,334
Rollover	1,727,917	1,474,432

Total contributions	40,760,380	33,004,767

Total additions to net assets	39,185,790	65,785,617

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(27,968,074)	(34,219,483)
Administrative expenses	(36,475)	(74,524)

Total deductions from net assets	(28,004,549)	(34,294,007)

Net increase to net assets	11,181,241	31,491,610
Net assets available for benefits
Beginning of year	268,764,746	237,273,136

End of year	$279,945,987	$268,764,746

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

1. Description of Plan

The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc. (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).

Effective January 1, 2011(the “Conversion Date”), Charles Schwab Bank became the Plan’s trustee and custodian. The Plan Trustee and Custodian was Vanguard Fiduciary Trust Company in 2010.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions and Eligibility

Participants may contribute up to 75% of his or her eligible pay up to the IRS limit beginning on and after January 1, 2011 and up to 50% of his or her eligible pay up to the IRS limit prior to January 1, 2011. In addition, participants may make rollover contributions from all other qualified plans. The Company does not require that eligible employees attain a minimum age before they can begin participating in the Plan.

Employees are automatically enrolled in the Plan at 3% of eligible compensation. Deferral rates for these participants automatically increase by 1% of eligible compensation annually beginning on the first day of the pay period that begins on or immediately after the anniversary of their Plan entry date up to 6%.

Effective January 1, 2011, the Company contributes 100% of the first 6% of total eligible compensation. Prior to January 1, 2011, the Company contributed 100% on the first 2% and 50% on the next 4% of total eligible compensation that a participant contributes to the Plan. In addition to these matching contributions, the Company may also elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2011 and 2010. Contributions are subject to regulatory limitations.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Notes receivable from participants’ interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Change of Trustee

Effective January 1, 2011, Charles Schwab Bank became the Plan’s trustee and custodian. Investments in funds managed by The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company in 2010 were transferred to funds managed by Schwab Retirement Plan Services, Inc on the Conversion Date. Some investment options were transferred in-kind. Plan participant’s elections for future contributions will be directed to Schwab Retirement Plan Services, Inc. managed funds.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2011, the rates of interest on outstanding loans ranged from 5.0% to 10.5% with various maturities through October 2033.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up until age 70  1/2, at which a time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Watson Pharmaceutical Stock Fund, payment of all or part of that amount may be made in shares of Watson Pharmaceutical Inc. common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59  1/2. The Company will allow hardship withdrawals for the following additional IRS events:

•	Medical care expenses previously incurred by the employee, the employee’s spouse, or any dependents of the employee or if necessary for these persons to obtain medical care;

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

•	Costs directly related to the purchase of a principal residence for the employee (excluding mortgage payments);

•	Payment of tuition, related educational fees, and room and board expenses, for the next 12 months of post-secondary education for the employee, or the employee’s spouse, children or dependents;

•	Payments necessary to prevent the eviction of the employee from the employee’s principal residence or foreclosure on the mortgage on that residence;

•	Funeral expenses for the employee’s deceased parent, spouse, child and dependent; or

•	Certain expenses relating to the repair of damage to the employee’s principal residence.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $3,500 and $198,000 of forfeited nonvested accounts were used to reduce administrative expenses and Company matching contributions in 2011 and 2010, respectively. At December 31, 2011 and 2010, forfeited nonvested accounts totaled approximately $114,939 and $33,000, respectively.

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s Stable Value Fund is carried at contract value, with adjustments from fair value to contract value provided on the statement of net assets available for benefits. Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. If available, quoted market prices are used to value investments. The Watson Pharmaceutical Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s collective trust funds are valued at their respective net asset values as reported by the investment manager using the audited financial statements of the trusts at year end. The Funds seek to provide total return for investors retiring approximately at or near the target year, which correspond to target retirement dates between 2010 and 2050 in five-year increments.

Under current GAAP, the Stable Value Fund investment contracts held by a defined contribution plan are required to be reported within the statements of net assets available for benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit—responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, GAAP requires the statements of net assets available for benefits to present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. As required by the Financial Accounting Standards Board (“FASB”), the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in fair value of investments consists of both the realized gains or losses and unrealized appreciation and (deprecation) of those investments.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Payments to participants are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. All other guidance in ASU 2010-06 was effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2011	2010
Cash and cash equivalents	$—	$200,918,800
Watson Pharmaceuticals Stock Fund	14,583,387	—
PIMCO Total Return Fund	25,065,143	24,451,499
Schwab Stable Value Fund	51,230,062	—
Aston/Fairpointe Mid Cap	25,749,271	—
T. Rowe Price Small Cap Stock	19,276,231	—
Schwab S&P 500 Index Fund	22,023,536	—

For the years ended December 31, 2011 and 2010, the Plan’s investments (including realized gains and losses on investments bought and sold during the year and unrealized appreciation and depreciation on investments held at year end) increased (decreased) in fair value as follows:

2011
Mutual funds	$(6,952,676)
Collective trust funds	(2,150,381)
Stable value fund	2,180,349
Watson Pharmaceutical stock fund	1,745,163

Net appreciation (depreciation) in fair value of investments	$(5,177,545)

2010
Mutual funds and common collective funds	$22,983,555
Watson Pharmaceutical stock fund	2,413,277

Net appreciation (depreciation) in fair value of investments	$25,396,832

4. Related-Party Transactions

For the period ended December 31, 2011, the plan assets included investments in funds managed by Charles Schwab Bank who acts as the Plan trustee and custodian. For the period ended December 31, 2010, the plan assets included investments in funds managed by The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company, the Vanguard Fiduciary Trust Company acted as the Plan’s trustee and custodian. Therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $36,475 and $48,000 to Charles Schwab Bank and Vanguard Fiduciary Trust Company, respectively, in fees and expenses for the years ended December 31, 2011 and 2010, respectively. Broker commission fees for the Watson Pharmaceuticals Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Pharmaceuticals Stock Fund are paid directly by the Company.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

The Plan held Watson Pharmaceutical common stock with fair values of approximately $14,583,387 and $10,383,000 at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, 745,572 and 201,021 shares of common stock of the Company are included in the Watson Pharmaceutical Stock Fund, respectively. The Plan made purchases and sales of the Watson Pharmaceutical Stock Fund during 2011 and 2010.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator has filed for an updated determination letter from the Internal Revenue Service regarding the Plan’s qualifications under Section 401(a) and the related trust’s tax exempt status under the provisions of Section 501(a) of the Code. The plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Fair Value Measurement

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Watson Pharmaceutical Stock Fund—Valued at the closing price reported on the active market plus any cash on hand in the fund.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Stable Value Fund—Valued at contract value, with adjustments from fair value to contract value. The Fund invests in money market funds and other short-term investment vehicles and a guaranteed investment contract. Fair value is determined by the trustee considering factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

Collective trust funds—Value based on net asset value of shares held by the plan at year end as reported by the investment manager using the audited financial statements of the trusts at year end. The net asset value is based on underlying investments which are traded on an active market.

Cash and cash equivalents—The Company considers all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of ninety days or less to be cash equivalents.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31, 2011 and 2010:

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

	Fair Value Measurements as at December 31, 2011 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$67,715,314	$—	$67,715,314	$—
Stable value fund	50,879,002	—	50,879,002	—
Mutual funds:
Large value funds	5,881,128	5,881,128	—	—
Large blend funds	36,143,597	36,143,597	—	—
Large growth funds	13,136,016	13,136,016	—	—
Mid blend funds	35,351,806	35,351,806	—	—
Small growth funds	19,276,231	19,276,231	—	—
Fixed income funds	26,823,993	26,823,993	—	—
Watson Pharmaceuticals stock fund	14,583,387	14,583,387	—	—

	$269,790,474	$151,196,158	$118,594,316	$—

	Fair Value Measurements as at December 31, 2010 Using:
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$200,918,800	$200,918,800	$—	$—
Mutual funds:
Bond funds	24,451,499	24,451,499	—	—
Balanced funds	—	—	—	—
Domestic stock funds	24,346,199	24,346,199	—	—
International stock funds	—	—	—	—
Watson Pharmaceuticals stock fund	10,382,779	10,382,779	—	—

	$260,099,277	$260,099,277	$—	$—

During the year ended December 31, 2011, $118,594,316 of plan investments were transferred from Level 1 assets to Level 2 assets in connection with the change in investment managers. During the year ended December 31, 2010, $50,534,939 of plan investments was transferred from Level II to Level I assets.

Watson Pharmaceuticals, Inc.

401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

7. Subsequent Events

Effective January 1, 2012, there was an increase in the matching contributions that the Company will make. The Company will contribute up to 100% of the first 8% of total eligible compensation. There was also an addition of a Roth Contribution feature and a Roth conversion feature added to the Plan.

Watson Pharmaceuticals, Inc.

401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par or maturity value (c)	Cost ** (d)		Current Value (e)
Cash and cash equivalents:					$—
Common stock:
*	Watson Pharmaceuticals, Inc.	Company Stock Fund			14,583,387
Mutual funds:
Bond funds:
	PIMCO	PIMCO Total Return Fund			25,065,143
	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares			1,758,850
					26,823,993
Stock funds:
*	Schwab	Schwab S&P 500 Index Fund			22,023,536
	Aston	Aston/Fairpointe Mid Cap			25,749,271
	Dodge & Cox	Dodge & Cox International Stock			13,612,955
	Fidelity	Fidelity Spartan International Index			507,106
	T Rowe Price	T Rowe Price Growth Stock Fund			13,136,016
	T Rowe Price	T Rowe Price Small Cap Stock Stock Fund			19,276,231
	Vanguard	Vanguard Windsor II Admiral			5,881,128
	Vanguard	Vanguard Mid Cap Index Fund Institutional Shares			9,602,535

					109,788,778

Collective Trust Funds
*	Schwab	Schwab Stable Value Select		***	51,230,062
*	Schwab	Schwab Managed Return 2010 Class III			1,526,998
*	Schwab	Schwab Managed Return 2015 Class III			9,263,750
*	Schwab	Schwab Managed Return 2020 Class III			8,795,999
*	Schwab	Schwab Managed Return 2025 Class III			13,979,469
*	Schwab	Schwab Managed Return 2030 Class III			7,002,971
*	Schwab	Schwab Managed Return 2035 Class III			10,944,706
*	Schwab	Schwab Managed Return 2040 Class III			6,193,256
*	Schwab	Schwab Managed Return 2045 Class III			5,622,028
*	Schwab	Schwab Managed Return 2050 Class III			1,891,561
*	Schwab	Schwab Managed Return Income Class III			2,494,576

					118,945,376

* Participant Loans		Varying maturity dates, interest ranging from 5% to 10.5% per annum			7,014,188
					$277,155,722

*	Party-in-interest for which a statutory exemption exists.
**	Cost information may be omitted with respect to participant directed investments.
***	At contract value, which is greater than fair value by $351,060

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.

401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By:	WATSON PHARMACEUTICALS, INC. as Plan Administrator

By:	/s/ R. TODD JOYCE
R. Todd Joyce
Chairperson, Employee Benefit Plans Committee

Dated: June 18, 2012

Watson Pharmaceuticals, Inc.

401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm